Exhibit 99.1

CATALYST PAPER CORPORATION
(the "Company" or "Catalyst")
SPECIAL MEETING OF SHAREHOLDERS
JANUARY 17, 2017
REPORT OF VOTING RESULTS
In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), we hereby advise you of the following voting results obtained at the special meeting of the holders of common shares of the Company (the "Shareholders") held on January 17, 2017 (the "Meeting"). Each of the matters set out below is described in greater detail in the management information circular of the Company dated December 14, 2016 (the "Circular").
1.	Approval of the Shareholder Resolution
Shareholders present in person and represented by proxy at the Meeting voted to approve the recapitalization of the Company, as further described in the Circular (the "Shareholder Resolution").
The Shareholder Resolution was passed by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and by a majority of the votes cast by Shareholders present in person or representing by proxy at the Meeting excluding votes which may not be included in determining minority approval pursuant to the rules of the Toronto Stock Exchange ("TSX") and Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101").
The following are the voting results on the Shareholder Resolution:
	Voting result		Outcome

Approval of the Shareholder Resolution by all voting Shareholders	FOR 12,107,788 (99.08%)	AGAINST 112,836 (0.92%)	Carried

Approval of the Shareholder Resolution by voting Shareholders other than those required to be excluded pursuant to the rules of the TSX and MI 61-101	FOR 1,992,402 (94.64%)	AGAINST 112,836 (5.36%)	Carried

2.	Approval of the Privatization Resolution
Shareholders present in person and represented by proxy at the Meeting voted to approve the privatization of the Company, as further described in the Circular (the "Privatization Resolution")
The Privatization Resolution was passed by at least 66 2/3% of the votes cast by Shareholders present in person or represented by proxy at the Meeting, and by a majority of the votes cast by Shareholders present in person or representing by proxy at the Meeting excluding votes which may not be included in determining minority approval pursuant to the rules of MI 61-101.
The following are the voting results on the Privatization Resolution:
	Voting result		Outcome

Approval of the Privatization Resolution by all voting Shareholders	FOR 12,046,188 (98.57%)	AGAINST 174,436 (1.43%)	Carried

Approval of the Privatization Resolution by voting Shareholders other than those required to be excluded pursuant to MI 61-101	FOR 1,930,802 (91.71%)	AGAINST 174,436 (8.29%)	Carried
3.	Other Business
There was no other business brought before the Shareholders for a vote.

CATALYST PAPER CORPORATION
By:	(signed) "James Isaac"
Name: James Isaac
Title: Corporate Legal Counsel and Corporate Secretary